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                               [TRIARC LETTERHEAD]         FOR IMMEDIATE RELEASE

CONTACT:    ANNE A. TARBELL
            TRIARC COMPANIES, INC.
            212/451-3030
            WWW.TRIARC.COM


                  TRIARC EXTENDS EXPIRATION DATE OF SELF-TENDER
                                TO APRIL 22, 1999

NEW YORK, NY, APRIL 8, 1999 - Triarc Companies, Inc. (NYSE: TRY) announced today that it is extending the expiration, proration period and withdrawal rights of its "Dutch Auction" tender offer for up to 5.5 million shares of the company's common stock at a price of not less than $16 1/4 and not more than $18 1/4 per share to 5:00 P.M., New York City time on Thursday, April 22, 1999. The self-tender was originally scheduled to expire on Tuesday, April 13, 1999.

The extension is intended to provide Triarc shareholders more time to review supplemental materials to be filed with the Securities and Exchange Commission today and mailed to shareholders beginning on or about April 9, which include, among other things, the company's full year 1998 results.

The company reiterated that neither the company nor its Board of Directors makes any recommendation to stockholders to tender shares of common stock. The company has been advised that no directors or executive officers of the company intend to tender shares pursuant to the offer.

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The tender offer is subject to various terms and conditions described in offering materials which were mailed on or about March 12, 1999 to Triarc shareholders of record as of March 10, 1999. The tender offer is conditioned on 3,500,000 shares of common stock being validly tendered and not withdrawn (which condition can be waived by the company in its sole discretion).

Wasserstein Perella & Co., Inc. is acting as Dealer Manager for the offer and Georgeson & Company Inc. is serving as Information Agent. Questions or requests for assistance or for copies of the Offer to Purchase may be directed to either the Dealer Manager or Information Agent at their respective addresses and telephone numbers listed below.

Triarc is a leading premium beverage company (Snapple'r', Mistic'r' and Stewart's'r'), a restaurant franchisor (Arby's'r', T.J. Cinnamons'r' and Pasta Connection'TM') and a producer of soft drink concentrates (Royal Crown'r', Diet Rite'r' and Nehi'r').

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DEALER MANAGER:                             INFORMATION AGENT:
Wasserstein Perella & Co., Inc.             Georgeson & Company Inc.
31 West 52nd Street                         Wall Street Plaza
New York, NY 10019                          New York, NY 10005
(212) 969-2700                              (800) 223-2064

EDITOR'S NOTE: Under this tender offer, the price to be paid per share will be set by "Dutch Auction," meaning the company will pay only that amount per share which is necessary, within the stated range, in order to secure the needed number of shares to complete the offer. Once the price per share is determined, all shareholders will be paid the same amount for each share of stock sold.

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